FORM U-3A-2

               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.
         Statement by Holding Company Claiming Exemption
                        Under Rule U-3A-2
    from the Provisions of the Public Utility Holding Company
                           Act of 1935
              To be filed Annually Prior to March 1

                          SIGCORP, Inc.

hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

          1. SIGCORP, Inc. ("SIGCORP") is an investor-owned holding company formed in 1995 under the laws of the State of Indiana by Southern Indiana Gas and Electric Company ("SIGECO"), a combination gas and electric utility. On January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGCORP is located in Evansville, Indiana. Its principal subsidiary is SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

          SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO has interests in the following gas utilities:

          A.  On December 22, 1986, SIGECO acquired approximately
33% of the outstanding common stock of Community Natural Gas
Company, Inc. ("Community"), an Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community conducts its business in southwestern Indiana.

          B. On June 30, 1994, SIGECO acquired Lincoln Natural Gas Company, Inc. ("LNG"), an Indiana corporation, which was a small gas distribution company in the Rockport, Indiana area. LNG's service territory was contiguous to SIGECO's eastern gas service territory boundary and was within its existing electric service territory. On January 1, 1995, LNG was merged into SIGECO.

          In January 1986 SIGECO formed Southern Indiana Properties, Inc. ("SIPI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, SIPI became a wholly-owned subsidiary of SIGCORP. SIPI owns and manages certain investment properties. SIPI is located in Evansville, Indiana and has interests in the following:

          A. Limited partnership interest in low income housing developments (or projects) as follows:
              a. 50.0% in Multihousing I, II, III and IV, located in three small communities in the Des Moines, Iowa area,
              b. 99.0% in House Investments - Martz Tax Credit Fund I, located in four small communities in the Ft. Wayne, Indiana area,
              c. 82.0% in House investments - Martz Tax Credit Fund II, located in four small communities in northwestern Ohio,
              d. 99.0% in Prestwick Square, located in Marion, Indiana,
              e. 95.0% in Pleasant View Housing, located in Hanover, Indiana,
              f. 50.0% in Paragus I, located in Indianapolis, Indiana
              g. 50.0% in Paragus II, located in Shelbyville, Indiana,
              h. 99.0% in Lafayette Housing Associates, located in Lafayette, Indiana,
              i. 88.3% in Bradford Run, located in Kokomo, Indiana,
              j. 99.0% in Martin Lamplighter, which owns various properties located in communities in Illinois and Indiana,
          B. 66.7% limited partnership interest in Merrillville Motel Association, located in Merrillville, Indiana, which owns a Lees Inn located on Interstate 65, Merrillville,
Indiana,
          C. 0.25% limited partnership interest in Boston Financial Qualified, an investment fund in connection with Boston Housing III, located in Boston, Massachusetts, which invests in low income housing projects nationwide,
          D. 33.0% limited partnership interest in Richmond Motel Associates, which owns a Lees Inn located on Interstate 70, Richmond, Indiana,
          E. 36.0% limited partnership interest in Kankakee Motel Association, which owns a Lees Inn in Kankakee,
Illinois,
          F. 50.0% general partnership interest in SIRO, an equipment lessor, located in Evansville, Indiana,
          G. 9.4% limited partnership interest in Nursing Home Partners I, which owns two nursing homes located in southwestern Indiana,
          H. 100% interest in Southwest Lease Capital, Inc., an Indiana corporation, located in Evansville, Indiana which owns a 100.0% interest in Southern Indiana Joint Ventures,
Inc., a Delaware corporation, located in Evansville, Indiana, which was organized to provide a vehicle to enter into leveraged lease transactions. Southern Indiana Joint Ventures, Inc. owns a 100% interest in the following companies:
              a. MCN Equities, Inc., a Delaware corporation, located in Evansville, Indiana, which owns the beneficial interest in a Grantor Trust, which owns an office building located in Lombard, Illinois,
              b. Joint Ventures Affiliated, Inc., an Indiana corporation, located in Evansville, Indiana,

                  which owns a 6-1/2% undivided interest in a Grantor Trust, which owns a paper mill, located in Duluth, Minnesota,
              c. Joint Ventures Affiliated II, Inc., an Indiana corporation, located in Evansville, Indiana, which owns a 9.3% undivided interest in a Grantor Trust, which owns a pump storage reservoir, located in New Jersey.
          I. 100% interest in Southern Indiana Investments Corporation, an Indiana corporation, located in Evansville, Indiana, engaged in making mortgage loans on commercial real estate,
          J. 100% interest in Southwestern Indiana Hospitality, Inc., an Indiana corporation, located in Evansville, Indiana, engaged in investments in project debt of corporate entities, presently Lees Inns of America,
          K. 100% of the beneficial interest in a Grantor Trust which owns and leases railroad cars to Nederlandse
Spoorwegon (Dutch Rail), a Dutch Corporation, located in
Utrecht, Holland, engaged in rail transportation throughout the Netherlands,
          L. 0.8% limited partnership interest in Ridgewood Electric Power Trust II which owns and operates small cogeneration facilities in several different locales in the United States,
          M. 100% of the beneficial interest in a Grantor Trust which owns and leases a gas fired turbine generator to El
Paso Electric Company.
          N. 20.0% interest in Midwest Housing Investments JV which makes equity investments in affordable housing in primarily the midwestern United States.

          In April 1994 SIGECO formed Energy Systems Group, Inc.
("ESGI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, ESGI became a wholly-owned subsidiary of SIGCORP. ESGI provides equipment, lighting and related energy management design services to industrial and commercial customers. ESGI is located in Evansville, Indiana.

          In May 1994 SIGECO formed Southern Indiana Minerals, Inc. ("SIMI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, SIMI became a wholly-owned subsidiary of SIGCORP. SIMI processes and markets coal combustion by-products. SIMI is located in Evansville, Indiana.

          In April 1995 SIGECO formed ComSource, Inc.
("ComSource"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, ComSource became a wholly-owned subsidiary of SIGCORP. ComSource provides Internet access and other communication services. ComSource is located in Evansville, Indiana.

          In October 1996, SIGCORP formed SIGCORP Energy Marketing, Inc. ("SEM"), an Indiana corporation, as a wholly owned subsidiary. SEM markets natural gas and provides energy management services to utilities, industrial users and other large volume natural gas users. SEM is located in Evansville, Indiana.

          In October 1996, SIGCORP formed SIGCORP Capital, Inc.
("SCI"), an Indiana corporation, as a wholly owned subsidiary. SCI provides financing and cash management services for SIGCORP's nonregulated subsidiaries. SCI is located in Evansville, Indiana.

          In December 1996, SIGCORP formed SIGCORP Power
Marketing, Inc. ("SPM"), an Indiana corporation, as a wholly owned subsidiary. SPM, upon receiving regulatory approval, will market electricity to regional utilities and power marketers. SPM is located in Evansville, Indiana.

          In December 1996, SIGCORP formed SIGCORP Fuels, Inc. ("SFI"), an Indiana corporation, as a wholly owned subsidiary. SFI, upon receiving regulatory approval, will procure low-cost fuel supplies for SIGECO and other coal consuming customers. SFI is located in Evansville, Indiana.

          2. The principal generating facilities of SIGECO include the Culley Station with 386,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,021,000 kW.

          SIGECO's Broadway Gas Turbine Units, with a capacity of
115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

          SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is generating adequate power during times of peak demand.
However, it will also assist in maintaining voltage support on the west end of the system, and it can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

          SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

          SIGECO's transmission system consists of 797 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,860,653 kilovolt amperes. The electric distribution system includes 3,176 pole miles of lower voltage overhead lines and 194 trench miles of conduit containing 1,110 miles of underground distribution cables.
The distribution system also includes 87 distribution substations with an installed capacity of 1,602,297 kilovolt amperes and 46,140 distribution transformers with an installed capacity of 1,844,458 kilovolt amperes.

          SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver
Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway
Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

          SIGECO's gas transmission system includes 335 miles of transmission mains, and the gas distribution system includes
2,348 miles of distribution mains.

          The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric
Company's transmission system at Cloverport, Kentucky.

          Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,313 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 444 miles of distribution mains. Community has no underground gas storage facilities.

          3. For the year ended December 31, 1996, SIGECO's retail and wholesale electric sales totaled 6,084,520,077 kWh, while its retail and transported gas sales totaled 31,064,696 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 257,771,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no gas wholesale sales outside of Indiana, or at the state line. During 1996, SIGECO purchased 260,731,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1996, SIGECO's retail gas sales totaled 19,263,000 Dth and 11,801,376 Dth of gas was transported for end users for a total gas sold and transported of 31,064,696 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. In 1996, SIGECO purchased for its system supply 19,375,378 Dth of natural gas, 100% of its requirements, from 27 spot market gas suppliers.

          For the year ended December 31, 1996, Community's retail gas sales totaled 995,247 Dth, and 17,961 Dth of gas was transported for end users for a total gas sold and transported of 1,013,208 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no gas wholesale sales. In 1996, Community received for its system supply 996,223 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas
Transmission Corporation, Texas Eastern Corporation, ANR
Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

          4. SIGCORP does not hold any interest in an exempt wholesale generator or foreign utility company.

          Exhibit A: Consolidating statement of income and surplus of SIGCORP (and its subsidiary companies) for the year ended December 31, 1996, together with a consolidating balance sheet of SIGCORP (and its subsidiary companies) as of the close of such calendar year.

          Exhibit B:  Financial data schedule.

          The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.


SIGCORP, Inc.


                                   By  s/ A. E. Goebel
                                   A. E. Goebel
                                   Secretary and Treasurer

ATTEST:

s/  L. K. Tiemann
    L. K. Tiemann
    Assistant Secretary

The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

          A. E. Goebel
          Secretary and Treasurer
          SIGCORP, Inc.
          20 N.W. Fourth Street
          Evansville, Indiana  47741-0001



EXHIBIT A
SIGCORP, Inc.
Consolidating Trial Balance
For Twelve Months Ending December 31, 1996

                                                Adjustments &
                                                Eliminations
                       ComSource  SCI   SIGCORP Debits Credits  Total
(in thousands)
ASSETS
Utility Plant at cost:
 Electric                 -       -      -        -        -       1,047,717
 Gas                      -       -      -        -        -       131,796
Accumulated Depreciation  -       -      -        -        -       (524,104)
CWIP                      -       -      -        -        -       25,849
Investment in Subsidiaries        -      -        331,868  -
                          331,868 -
Investments in
 leveraged leases         -       -      -        -        -       42,887
Investments in
partnerships              -       -      -        -        -       23,983
Funds held by Trustee     -       -      -        -        -       3,830
Nonutility property
 & other                  299     -      -        -        -       22,743
Cash and cash
 equivalents              188     10     172      -        -       9,191
Cash - Restricted         -       -      -        -        -       -
Temporary investments     -       -      -        -        -       565
Receivables, net          418
                          -       -      -        -        1,997   71,214
Notes receivable
 from assoc. co.          -       7,150  1,400    -        11,235  -
Inventories               25      -      -        -        -       31,241
Coal contract
 settlement               -       -      -        -        -       -
Other current assets      55      1      11       -        -       16,310
Unamortized prem.
 on reacq. debt           -       -      -        -        -       5,663
Post-retire. ben.
 oblig. other
 than pensions            -       -      -        1,995    -       7,819
Demand side
 management program       -       -      -        -        -       -
Other deferred charges    -       -      -        -        -       35,950
                          985     7,161  333,451                   952,653

SHAREHOLDERS' EQUITY AND LIABILITIES
Common Stock              (1,781)  (10)    (78,258)  83,370   -      (78,258)
Additional paid-in
 capital                  -        -       -         18,699   -      -
Retained Earnings         870      -       (252,626) 232,630  2,831  (252,627)
Unrealized loss on
 debt and
 equity sec.              -        -       -         -        -      -
Treasury stock            -        -       -         -        -      -
Cumulative
nonredeemable
 preferred stock          -        -       -         -        -      (11,090)
Cumulative redeemable
 preferred stock          -        -       -         -        -      (7,500)
Cumulative special
 preferred stock          -        -       -         -        -      (924)
Long-term debt less
 current mat.             -        -       -         -        -      (261,629)
Long-term Partnership
 Obligations              -        -       -         -        -      (4,563)
Current por. of adj.
 rate p. c. bonds         -        -       -         -        -      (31,500)
Notes payable             -        (7,150) (600)     -        -      (38,750)
Maturing long-term debt   -        -       -         -        -      (659)
Maturing Partnership
 Obligations              -        -       -         -        -      (2,276)
Accounts payable          (187)    -       (38)      -        -      (33,599)
Notes payable to
 Assoc. Company           -        -       (2,100)   10,650   -             -
Dividends payable         -        -       -         -        -         (123)
Accrued taxes             115      -       110       587      -      (7,723)
Accrued interest          -        (1)     (13)      -        -      (4,585)
Refunds to customers      -        -       -         -        -      (2,722)
Accrued coal liability    -        -       -         -        -      -
Other accrued
 liabilities              (2)      -       -         -        -      (31,138)
Accumulated deferred
 income taxes             -        -       166       -        -      (147,070)
Accumulated
 deferred ITC             -        -       -         -        -      (21,706)
Regulatory liability
 - FAS 109                -        -       -         -        -      (1,614)
Post-retire. ben.
 oblig. oth. than
 pensions                 -        -       -         -        -      (10,084)
Other liabilities         -        -       (92)      -        -      (2,513)
                          (985)   (7,161)  (333,451)                 (952,653)
INCOME STATEMENT
 Operating Revenues
  Electric                -      -        -         -       -        (276,479)
  Gas                     -      -        -         -       -        (96,251)
 Fuel for electric
 generation               -      -        -         -       -        74,860
 Purchased electric
 energy                   -      -        -         -       -          8,295
 Cost of gas sold         -      -        -         -       -        66,105
 Other                    -      -        -         49      -        56,188
 Maintenance              -      -        -         -       -        29,641
 Depreciation and
 amortization             -      -        -         -       -        38,617
 Federal and state
 inc. tax.                -      -        -         -       -        24,034
 Property and
 other taxes              -      -        -         -       -        13,949
 AFUDC (other)            -      -        -         -       -        5
 Interest                 -      -        -         -       1,392    (1,824)
 Other, net               -      -        -         619     49       (2,528)
 Interest on
 long-term debt           -      -        -         -       -        18,432
 Amort. of prem., disc.
 & exp on debt            -      -        -         -       -        690
 Other interest           -      -        -         773     -        2,350
 AFUDC (borrowed)         -      -        -         -       -        (445)
 Preferred Dividend
 Req. of Subsidiary       -      -        -         -       -        1,097
NET INCOME                -      -        -         349,372 349,372  (43,264)

                                  SIGCORP, Inc.
                            Combining Income Statement
                    For Twelve Months Ending December 31, 1996


SIGECO   SIPI    SIMI    ESGI    SEM      ComSource SCI   SIGCORP    Total
        (in thousands)

Revenues
372,729 2,493      17      27,281   1,446   2,334    -     55      406,355
Cost of Sales
149,260 -          433     23,816   1,428   2,500   -       -       177,437

GROSS MARGIN ON REVENUES
223,469 2,493      (416)   3,465    18      (166)   -      55      228,918

Operating Expenses
99,914  1,569      1,097   2,121    59      754     -      345     105,859

Depreciation and Amortization
38,617  74         22      83       -       49        -    -       38,845
Income Taxes
23,849    (2,314)  (512)   609      (16)    (334)   -      (110)      21,172

OPERATING INCOME
61,089  3,164      (1,023) 652      (25)    (635)    -     (180)   63,042

Interest
18,432  773        -       -        -       -       1      -       19,206
Preferred Stock Dividends
1,097   -          -       -        -       -       -      -       1,097
Total Other (Income) Deductions
(184)    -         (5)     (335)    -       -        (1)   -       (525)

NET INCOME
41,744  2,391      (1,018) 987      (25)    (635)   -      (180)   43,264




  EXHIBIT B


Item No.  Caption Heading                 (in thousands)

   1.   Total Assets                      $ 952,653
   2.   Total Operating Revenues          $ 372,730
   3.   Net Income                        $  43,264